KfW,

Palmengartenstrasse 5-9,

D-60325 Frankfurt am Main,

Germany.

August 2, 2012

Ms. Ellie Bavaria,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:                             KfW Registration Statement under Schedule B to the Securities Act of 1933

Dear Ms. Bavaria:

We hereby respectfully request the acceleration of effectiveness of the Registration Statement No. 333-181385 of KfW filed with the Commission on May 14, 2012 under Schedule B to the Securities Act of 1933, as amended, to 9:00 a.m. on August 9, 2012, or as soon thereafter as practicable.

Very truly yours,

KfW

By:	/S/ HORST SEISSINGER
Name:	Horst Seissinger
Title:	First Vice President

By:	/S/ JOCHEN LEUBNER
Name:	Jochen Leubner
Title:	Vice President

cc: Krystian Czerniecki

(Sullivan & Cromwell LLP)

Glenn Reiter

(Simpson Thacher & Bartlett LLP)